Exhibit 99.1

Pony AI Inc. Expands Fully Driverless Commercial Robotaxi Services in Shenzhen Nanshan District, Accelerating the Commercialization of Autonomous Mobility for Everyday Travel

SHENZHEN, March 27, 2025—Pony AI Inc. (“Pony.ai” or the “Company”) (Nasdaq: PONY), a global leader in achieving large-scale commercialization of autonomous mobility, today announced that it has received the license to provide fully driverless commercial Robotaxi services in Shenzhen’s Nanshan District. This milestone follows the successful launch of its paid robotaxi services in the neighboring Bao’an District. Pony.ai is the first and only company to receive approval for fully driverless commercial robotaxi services in Nanshan District, another critical step in its drive to commercialize autonomous across one of China’s most dynamic cities.

Nanshan District, renowned for its ultramodern infrastructure, offers a unique blend of business, entertainment, and leisure. With a population nearing 2 million across almost 200 square kilometers, Nanshan far exceeds many global urban cities in scale such as San Francisco, which has approximately 800,000 residents across approximately 120 square kilometers. More importantly, Nanshan's GDP has reached close to RMB1 trillion in 2024, ranking first in Guangdong Province and among the top three districts in China.

The district is home to several of Shenzhen’s most iconic destinations, including China Resources Tower, a major business hub with the upscale retail complex MixC Shenzhen Bay at its base; Coastal City, a bustling shopping center; and Shenzhen Bay Park, one of the most popular scenic parks in the city. By deploying its paid robotaxi services to this vibrant district and these landmark locations, Pony.ai provides convenient, efficient, and innovative transportation solutions that enhance the overall experience for residents and visitors. This achievement showcases Pony.ai’s technological leadership, reinforcing its position at the forefront of the industry and accelerating the large-scale commercialization of its autonomous mobility solutions.

Dr. James Peng, co-founder and CEO of Pony.ai, commented, “Expanding our fully driverless commercial robotaxi services to the vibrant Nanshan District will accelerate public adoption, as well as inspire confidence and trust in fully driverless technology as we deploy its application to daily urban use cases. Navigating Shenzhen’s dense urban environment under all weather conditions – with complex road networks and heavy traffic – will further validate the readiness, reliability, and adaptability of our technology for large-scale deployment. As one of the few companies globally with fully driverless autonomous driving solutions, we remain firmly focused on scaling our robotaxi operations and guiding the industry into its next phase of development.”

Since receiving Shenzhen’s first city-level driverless pilot license to operate intelligent connected vehicles in August 2023, Pony.ai has rapidly expanded its robotaxi services network to connect the city’s core districts. With the expansion into Nanshan District, Pony.ai’s robotaxi services now cover Shenzhen’s key economic and transportation hubs, seamlessly linking downtown areas, major transit points, highways, and business centers, such as Shenzhen Bao’an International Airport, Shenzhen Bay Port, and Qianhai Free Trade Zone. Users can now conveniently book rides across these areas through the PonyPilot App or WeChat Mini Program.

To date, Pony.ai has accumulated approximately 45 million kilometers of autonomous driving mileage, including approximately 5 million driverless kilometers. Its robotaxi services are gaining strong traction and generating consistently positive user feedback on the experience, with average daily orders per vehicle reaching approximately 15 in 2024.

About Pony AI Inc.

Pony AI Inc. is a global leader in achieving large-scale commercialization of autonomous mobility. Leveraging its vehicle-agnostic Virtual Driver technology, a full-stack autonomous driving technology that seamlessly integrates Pony.ai’s proprietary software, hardware, and services, Pony.ai is developing a commercially viable and sustainable business model that enables the mass production and deployment of vehicles across transportation use cases. Founded in 2016, Pony.ai has expanded its presence across China, Europe, East Asia, the Middle East and other regions, ensuring widespread accessibility to its advanced technology.

For more information, please visit: http://ir.pony.ai.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about Pony.ai’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in Pony.ai’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Pony.ai does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

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Pony.ai

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Christensen Advisory

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